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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOHERTY & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11835 W. Olympic Blvd., Ste 550E
(No. and Street)

Los Angeles	CA	90064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL DOHERTY (310) 473-~~1345~~ 7765
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT T. HIGASHI AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

8332 1/2 Melrose Avenue	Los Angeles	CA	90069
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL DOHERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOHERTY & CO., LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On February 28, 2005, before me, Jacqueline R. Lyons, Notary Public,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Michael Doherty,
Name(s) of Signer(s)

☐ personally known to me

☑ proved to me on the basis of satisfactory evidence to be the person ~~(s)~~ whose name ~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity ~~(ies)~~, and that by his/~~her/their~~ signature ~~(s)~~ on the instrument the person ~~(s)~~, or the entity upon behalf of which the person ~~(s)~~ acted, executed the instrument.



JACQUELINE R. LYONS
Commission # 1330527
Notary Public - California
Los Angeles County
My Comm. Expires Nov 17, 2005

Place Notary Seal Above

WITNESS my hand and official seal.

Jacqueline R. Lyons
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report - Oath or Affirmation

Document Date: February 28, 2005 Number of Pages: 2

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: Michael Doherty

- ☐ Individual
- ☐ Corporate Officer — Title(s): __________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: __________

Signer Is Representing: __________



RIGHT THUMBPRINT OF SIGNER
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Signer's Name: __________

- ☐ Individual
- ☐ Corporate Officer — Title(s): __________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: __________

Signer Is Representing: __________



RIGHT THUMBPRINT OF SIGNER
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DOHERTY & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

ROBERT T. HIGASHI
AN ACCOUNTANCY CORPORATION

Doherty & Co., LLC
Report of Independent Accountants

To Doherty & Co., LLC

In our opinion, the accompanying balance sheet and the related statement of income and of members' capital and of cash flows present fairly, in all material respects, the financial position of Doherty & Company, LLC at December 31, 2004 in conformity with generally accepted accounting principles. These financial statements are the responsibility of Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



Robert T. Higashi, An Accountancy Corporation
February 25, 2005

CERTIFIED PUBLIC ACCOUNTANTS

8332½ MELROSE AVENUE, LOS ANGELES, CALIFORNIA 90069 TEL (213) 655-7010 FAX (213) 655-7016

DOHERTY & CO., LLC

CONTENTS

Balance Sheet 1

Statement of Changes in Members' Capital Accounts. 1

Statement of Income 2

Statement of Cash Flows 3

Computation of Net Capital 4

Computation of Basic Net Capital Requirement 4

Computation for Determination of Reserve Requirement Pursuant to
Rule 15c3-3 5

Reconciliation of the Computation of Net Capital Pursuant to
Rule 15c3-3 6

Notes to the Financial Statements . . . . 7 to 10

Doherty & Co., LLC
Balance Sheet
December 31, 2004

	Notes	2004
Assets		
Current Assets:		
Cash and cash equivalents	B	18,025
Prepaid Expenses	B	11,009
Total current assets		29,034
Investments	B	52,215
Property and equipment, net	B,C	6,033
Organization Costs, net	B,C	0
Total assets		87,282
Liabilities and Stockholder's Equity		
Current Liabilities:		
Accounts Payable	B	9,278
Salaries Payable	B	0
Payroll Taxes Payable	B	0
Income Tax Payable	B	800
Total current liabilities		10,078
Total Members' Capital		77,204
Total Liabilities and Members' Capital		87,282

Doherty & Co., LLC
Statement of Changes in Members' Capital Accounts
For the Year Ended December 31, 2004

Members' Capital (Note F)	*A	*B	TOTALS
Members' Capital, January 1, 2004	132,499	(9,990)	122,509
Partner contributions	36,770	0	36,770
Less: Personal drawings	(202,776)	0	(202,776)
Balance before profits and personal drawings	(33,507)	(9,990)	(43,497)
Profit for year	119,500	1,201	120,701
Members' Capital, December 31, 2004	85,993	(8,789)	77,204
Ownership Percentages, December 31, 2004	99%	1%	

MEMBER A	Michael Doherty
MEMBER B	Wendy Doherty

Subject to Notes to Financial Statement

Doherty & Co., LLC
Statement of Income
For the Year Ended December 31, 2004

	Notes	
Revenue:		
Private Placement & Consulting Fees	B	285,000
Reimbursed Expenses	B	9,515
Total Revenue		294,515
Operating Expenses:		
Operating Expenses	I	173,818
Total Operating Expenses		173,818
Operating Profit		120,697
Interest Income		4
Profit before income taxes		120,701
Provision for income taxes	B	0
Net Profit		120,701

Statement of Cash Flows
Doherty & Co., LLC
For the Year Ended December 31, 2004

Cash flow from operating activities:	
Net Profit	120,701
Adjustments to reconcile net loss to cash provided from operating activities:	
Depreciation	30,528
Provision for taxes	0
Amortization-Organization Costs	8,030
Other changes that(used) provided cash:	
Prepaid expenses	3,037
Accounts payable	9,660
Net cash provided from operating activities	171,956
Cash flow from investing activities:	
Payments for property and equipment	0
Investments	2,000
Lease Deposits	0
Net cash used in investing activities	2,000
Cash flow from financing activities:	
Member contributions	36,770
Advance to member	0
Member capital draws	0
Member personal draws	(202,776)
Net cash used in financing activities	(166,006)
Net change in cash and cash equivalents	3,950
Cash and cash equivalents at January 1, 2004	14,075
Cash and cash equivalents at December 31, 2004	18,025

Doherty & Co., LLC
Computation of Net Capital
As of December 31, 2004

1. Total ownership equity from Balance Sheet	77,204
2. Deduct ownership equity not allowable for Net Capital:	0
3. Total ownership equity qualified for Net Capital	77,204
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
B. Other(deductions) or allowable credits(List):	0
5. Total capital and allowable subordinated liabilities	77,204
6. Deductions and/or charges:	
A. Total non allowable assets from Balance Sheet	69,257
B. Secured demand note deficiency	0
C. Commodity futures contracts and spot commodities	0
D. Other deductions and/or credits	0
7. Other additions and /or credits	0
8. Net capital before haircuts on securities positions	7,947
9. Haircuts on securities(computed, where applicable, pursuant to 15c3-1(f)):	
A. Contractual securities commitments	0
B. Subordinated securities borrowings	0
C. Trading and investment securities:	
1. Exempted securities	0
2. Debt securities	0
3. Options	0
4. Other securities	0
D. Undue Concentration	0
E. Other(List)	0
10. Net Capital	7,947

Doherty & Co., LLC
Computation of Basic Net Capital Requirement
As of December 31, 2004

11. Minimum net capital required (6-2/3% of total aggregate indebtedness)	672
12. Minimum dollar net capital requirement of reporting broker or dealer	5,000
13. Net Capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	2,947
15. Excess net capital at 1000%(line 10 less 10% of total aggregate indebtedness)	6,939

Subject to Notes to Financial Statement

Doherty & Co., LLC
Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
As of December 31, 2004

	Credits	Debits
1. Free credit balances and other credit balances in customers' security accounts	0	
2. Monies borrowed collateralized by securities carried for the accounts of customers	0	
3. Monies payable against customers securities loaned	0	
4. Customers' securities failed to receive	0	
5. Credit balances in firm accounts which are attributable to principal sales to customers	0	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	0	
7. Marker value of short security count differences over 30 calendar days old	0	
8. Market value of short securities and credits in all suspense accounts over 30 calendar days	0	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	0	
10. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		0
11. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0
12. Failed to deliver of customers' securities not older than 30 calendar days		0
13. Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts		0
Total Credits	0	
Total Debits		0
14. Excess of total credits over total debits required to be on deposit in the Reserve Bank Account" (240.15c3-3(e)).		0

Subject to Notes to Financial Statement

Doherty & Co., LLC
Reconciliation of the Computation of Net Capital Pursuant to Rule 15c3-3
(Focus Report as of 12/31/04 vs. Audit Report as of 12/31/04)

Calculation of Difference in Net Capital between the Focus Report and the Audit Report:

Computation of Net Capital Per Focus Report as of December 31, 2004		17,593
Computation of Net Capital Per Audit Report as of December 31, 2004		7,947
Difference Due to the following adjustments:		(9,646)
1) Increase in Income Tax Payable	800	
2) Increase in Accounts Payable	8,845	
3) Rounding Adjustment	1	
	9,646	

Doherty & Co., LLC
Notes to the Financial Statements
As of December 31, 2004

A. Description of Business

Doherty & Co., LLC(the "Company") provides private placement agency services as well as financial consulting services.

B. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers cash and all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. All of its cash is custodied with three major financial institutions.

Fair Value of Financial Instruments
Carrying amounts of certain of the Company's financial instruments, including cash and equivalents, accrued payroll, and other accrued liabilities, approximate fair value because of their short maturities.

Investments
The Company's investments were classified as available for sale. Unrealized gains and losses on these investments are included as a separate component of members' equity.

Concentrations
Cash and cash equivalents are, for the most part, maintained with several major financial institutions in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore, bear minimal risk.

Revenue Recognition
The company recognizes revenue when it is realized or realizable and earned. The revenue from consulting time is recognized as services are provided. Private placement agency fees are recognized when the offerings are closed. Reimbursed expenses in excess of actual expenses are recognized on or before the offerings are closed.

Income Taxes
Provision for income taxes is based upon the annual LLC tax owed to the Franchise Tax Board for calendar year 2004. No tax is due to the Internal Revenue Service for calendar year 2004. As a limited liability company (LLC), the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, the only provision made for income tax is the actual annual gross receipts tax due by the LLC to the Franchise Tax Board.

Depreciation & Amortization
Property and Equipment and Organization Costs are carried at cost and depreciated or amortized over their estimated useful lives using the straight-line method. The estimated useful lives of depreciable properties generally are as follows: Office equipment, computer equipment and office furnishings 5 to 7 years. Organization costs are amortized between 5 and 15 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the financial statement and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

Comprehensive Income

In the first quarter of calendar year 2000, the Company adopted SFAS No. 130 "Reporting Comprehensive Income". Under SFAS 130 the Company is required to report comprehensive income, which includes the Company's net income, as well as changes in equity from other sources. There were no changes in equity from other sources. The adoption of SFAS 130 had no impact on the Company's net income.

C. Property, Equipment and Organization Costs

The following is a summary of property and equipment, at cost less accumulated depreciation, at December 31:

Computer and Office Equipment	77,547
Office Furniture and Fixtures	58,740
	136,287
Less: accumulated depreciation	(130,254)
	6,033
Organization Costs	39,348
Less: accumulated amortization	(39,348)
	0

D. Members' Capital

The prior operating agreement of the Company was amended and restated on September 1, 2000 in recognition of the withdrawal of Anthony J. Scotti and the inclusion of Wendy Doherty. As of December 31, 2004 the Company was owned 99% by Michael Doherty and 1% by Wendy Doherty.

E. Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", as of the first quarter of calendar year 2000. SFAS No. 130 establishes rules for the reporting and display of comprehensive income and its components, however, it had no impact on the Company's net income.

F. Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

Doherty & Co., LLC did not have any customer accounts as of December 31, 2004.

G. Statement of Changes in Liabilities Subordinated to Claims of Creditors

Doherty & Co., LLC did not have any subordinated liabilities as of December 31, 2004.

Doherty & Co., LLC
Notes to the Financial Statements
As of December 31, 2004

I. Supplementary Information - Operating Expenses:

	2004
Accounting Fees	11,245
Amortization	8,030
Automotive Expense	1,257
Bank Charges	460
Computer Expense	1,086
Consulting Fees	3,535
Depreciation	30,528
Entertainment	6,419
Filing Fees and Registration	12,803
Gifts	116
Insurance Expense	39,020
Office Expense	2,685
Payroll Tax Expense	1,546
Payroll Processing	1,580
Salaries and Wages	34,327
Shipping & Postage	1,804
Storage	2,012
Tax & License	800
Telephone	14,565
Total Operating Expenses	173,818

ROBERT T. HIGASHI
AN ACCOUNTANCY CORPORATION

**Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5**

To the Board of Directors and Shareholders of Doherty & Company, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Doherty & Company, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17-a(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we consider relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of the aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

CERTIFIED PUBLIC ACCOUNTANTS
8332½ MELROSE AVENUE, LOS ANGELES, CALIFORNIA 90069-5420 TEL (323) 655-7010 FAX (323) 655-7016 rthcorp@aol.com

ROBERT T. HIGASHI
AN ACCOUNTANCY CORPORATION

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be deleted. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study,

CERTIFIED PUBLIC ACCOUNTANTS
8332½ MELROSE AVENUE, LOS ANGELES, CALIFORNIA 90069-5420 TEL (323) 655-7010 FAX (323) 655-7016 rthcorp@aol.com

We believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the Shareholders, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert T. Higashi, CPA

2-25-05
Date

CERTIFIED PUBLIC ACCOUNTANTS
8332½ MELROSE AVENUE, LOS ANGELES, CALIFORNIA 90069-5420 TEL (323) 655-7010 FAX (323) 655-7016 rthcorp@aol.com